Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and six months ended March 31, 2024 and 2023

(unaudited)

Interim Consolidated Statements of Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended March 31		Six months ended March 31

	Notes	2024	2023	2024	2023
		$	$	$	$
Revenue	10	3,740,814	3,715,324	7,343,784	7,165,596

Operating expenses

Costs of services, selling and administrative		3,110,185	3,113,317	6,129,300	6,012,925

Acquisition-related and integration costs	8c	145	20,945	2,323	40,369

Cost optimization program	6	43,401	—	91,063	—

Net finance costs	7	7,472	15,366	14,730	33,507

Foreign exchange loss (gain)		2,174	1,239	1,796	(2,210)

		3,163,377	3,150,867	6,239,212	6,084,591

Earnings before income taxes		577,437	564,457	1,104,572	1,081,005

Income tax expense		150,565	145,042	287,904	279,211
Net earnings		426,872	419,415	816,668	801,794
Earnings per share

Basic earnings per share	5c	1.86	1.78	3.55	3.40

Diluted earnings per share	5c	1.83	1.76	3.50	3.35

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	1

Interim Consolidated Statements of Comprehensive Income

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31

	2024	2023	2024	2023
	$	$	$	$
Net earnings	426,872	419,415	816,668	801,794

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized gains on translating financial statements of foreign operations	68,639	76,416	115,530	423,297

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(37,253)	(17,551)	(29,619)	(80,965)

Deferred (costs) gains of hedging on cross-currency swaps	(3,382)	3,080	1,201	8,770

Net unrealized gains (losses) on cash flow hedges	10,088	(1,033)	(600)	(16,647)

Net unrealized gains on financial assets at fair value through other comprehensive income	18	949	1,870	1,385

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement gains (losses) on defined benefit plans	12,082	8,828	10,097	(1,481)
Other comprehensive income	50,192	70,689	98,479	334,359
Comprehensive income	477,064	490,104	915,147	1,136,153

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at March 31, 2024	As at September 30, 2023
		$	$
Assets

Current assets

Cash and cash equivalents	9c and 11	1,266,854	1,568,291

Accounts receivable		1,427,178	1,425,117

Work in progress		1,219,717	1,143,685

Current financial assets	11	48,257	103,463

Prepaid expenses and other current assets		191,027	198,377

Income taxes		6,806	6,067

Total current assets before funds held for clients		4,159,839	4,445,000

Funds held for clients		525,519	488,727

Total current assets		4,685,358	4,933,727

Property, plant and equipment		375,168	389,276

Right-of-use assets		453,543	482,321

Contract costs		328,179	308,446

Intangible assets		605,005	623,103

Other long-term assets		114,112	84,776

Long-term financial assets		154,204	147,968

Deferred tax assets		145,249	105,432

Goodwill		8,876,606	8,724,450

		15,737,424	15,799,499

Liabilities

Current liabilities

Accounts payable and accrued liabilities		900,846	924,659

Accrued compensation and employee-related liabilities		1,056,344	1,100,566

Deferred revenue		626,073	488,761

Income taxes		175,674	250,869

Current portion of long-term debt		474,956	1,158,971

Current portion of lease liabilities		192,986	198,857

Provisions		54,153	24,965

Current derivative financial instruments	11	4,697	4,513

Total current liabilities before clients’ funds obligations		3,485,729	4,152,161

Clients’ funds obligations		527,831	493,638

Total current liabilities		4,013,560	4,645,799

Long-term debt		1,942,235	1,941,350

Long-term lease liabilities		418,692	443,106

Long-term provisions		20,893	19,198

Other long-term liabilities		300,269	243,592

Long-term derivative financial instruments	11	2,208	1,700

Deferred tax liabilities		12,664	31,081

Retirement benefits obligations		178,339	163,379

		6,888,860	7,489,205

Equity

Retained earnings		6,772,687	6,329,107

Accumulated other comprehensive income	4	257,454	158,975

Capital stock	5a	1,471,883	1,477,180

Contributed surplus		346,540	345,032

		8,848,564	8,310,294

		15,737,424	15,799,499

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	3

Interim Consolidated Statements of Changes in Equity

For the six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294

Net earnings		816,668	—	—	—	816,668

Other comprehensive income		—	98,479	—	—	98,479

Comprehensive income		816,668	98,479	—	—	915,147

Share-based payment costs		—	—	—	31,680	31,680

Income tax impact associated with share-based payments		—	—	—	8,211	8,211

Exercise of stock options	5a	—	—	61,853	(10,208)	51,645

Exercise of performance share units	5a	764	—	13,143	(28,175)	(14,268)

Purchase for cancellation of Class A subordinate voting shares	5a	(373,852)	—	(13,446)	—	(387,298)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(66,847)	—	(66,847)
Balance as at March 31, 2024		6,772,687	257,454	1,471,883	346,540	8,848,564

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2022		5,425,005	39,746	1,493,169	314,804	7,272,724

Net earnings		801,794	—	—	—	801,794

Other comprehensive income		—	334,359	—	—	334,359

Comprehensive income		801,794	334,359	—	—	1,136,153

Share-based payment costs		—	—	—	33,194	33,194

Income tax impact associated with share-based payments		—	—	—	11,638	11,638

Exercise of stock options	5a	—	—	69,994	(11,701)	58,293

Exercise of performance share units	5a	(2,910)	—	13,522	(24,296)	(13,684)

Purchase for cancellation of Class A subordinate voting shares	5a	(361,791)	—	(38,209)	—	(400,000)

Unrealized commitment to purchase Class A subordinate voting shares		1,276	—	103	—	1,379

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(74,455)	—	(74,455)

Balance as at March 31, 2023		5,863,374	374,105	1,464,124	323,639	8,025,242

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	4

Interim Consolidated Statements of Cash Flows

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

		Three months ended March 31		Six months ended March 31

	Notes	2024	2023	2024	2023

		$	$	$	$
Operating activities
Net earnings		426,872	419,415	816,668	801,794

Adjustments for:

Amortization, depreciation and impairment		149,068	131,020	282,274	255,280

Deferred income tax recovery		(47,773)	(42,459)	(61,841)	(64,663)

Foreign exchange loss (gain)		2,558	(274)	(1,701)	(1,755)

Share-based payment costs		12,918	16,935	31,680	33,194

Gain on lease terminations		—	(677)	—	(3,039)

Net change in non-cash working capital items and others	9a	(41,618)	(54,829)	12,117	53,594

Cash provided by operating activities		502,025	469,131	1,079,197	1,074,405

Investing activities

Net change in short-term investments		2,244	1,565	(28,811)	1,469

Business acquisitions (net of cash acquired)	8	—	—	(49,391)	(3,998)

Loan receivable		1,840	2,168	3,622	(19,301)

Purchase of property, plant and equipment		(29,974)	(46,446)	(58,470)	(87,717)

Additions to contract costs		(27,253)	(30,572)	(49,174)	(51,264)

Additions to intangible assets		(45,325)	(30,217)	(80,281)	(61,562)

Purchase of long-term investments		(4,593)	(975)	(4,593)	(88,000)

Proceeds from sale of long-term investments		14,850	5,406	30,054	20,330

Cash used in investing activities		(88,211)	(99,071)	(237,044)	(290,043)

Financing activities

Increase of long-term debt		—	—	—	948

Repayment of long-term debt	11	(4,862)	(2,911)	(678,125)	(5,789)

Settlement of derivative financial instruments	11	—	—	18,087	—

Payment of lease liabilities	11	(45,230)	(42,677)	(78,180)	(78,295)

Repayment of debt assumed from business acquisition		—	—	—	(56,994)

Purchase for cancellation of Class A subordinate voting shares	5a	(259,979)	(400,000)	(386,115)	(410,291)

Issuance of Class A subordinate voting shares	5a	24,814	27,187	51,645	58,293

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(66,847)	(74,455)

Withholding taxes remitted on the net settlement of performance share units	5a	(2,058)	(362)	(14,268)	(13,684)

Net change in clients’ funds obligations		(86,667)	52,729	33,925	105,108

Cash used in financing activities		(373,982)	(366,034)	(1,119,878)	(475,159)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		20,041	9,823	7,309	43,309

Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients		59,873	13,849	(270,416)	352,512

Cash, cash equivalents and cash included in funds held for clients, beginning of period		1,507,794	1,809,847	1,838,083	1,471,184

Cash, cash equivalents and cash included in funds held for clients, end of period		1,567,667	1,823,696	1,567,667	1,823,696

Cash composition:

Cash and cash equivalents		1,266,854	1,280,800	1,266,854	1,280,800

Cash included in funds held for clients		300,813	542,896	300,813	542,896

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.    Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, as well as software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.    Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2023 which were consistently applied to all periods presented, except for the new accounting standard amendments adopted on October 1, 2023, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2023.

The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2024 and 2023 were authorized for issue by the Board of Directors on April 30, 2024.

3.    Accounting policies

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2023:

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The implementation of these standard amendments resulted in no impact on the Company’s interim condensed consolidated financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARD (CONTINUED)

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

On May 23, 2023, the IASB amended IAS 12 Income Taxes, to address the Pillar Two model rules for domestic implementation of a 15% global minimum tax. The standard amendments introduced a temporary recognition exception in relation to accounting and disclosure for deferred taxes arising from the implementation of the international tax reform, which was applied as of that date.

For the reporting period ended March 31, 2024, the Company is subject to additional disclosure requirements on current tax expense related to Pillar Two income taxes, as well as qualitative and quantitative information about the exposure to Pillar Two income taxes. The Company has performed an assessment of its potential exposure to Pillar Two income taxes based on the most recent country-by-country reporting and financial statements for its constituent entities.

The Pillar Two Model Rules – Amendments to IAS 12 have no significant impact on the Company’s interim condensed consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments have been issued and will be effective as of October 1, 2024 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants – Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements will include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company will evaluate the impact of this standard on its consolidated financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.    Accumulated other comprehensive income

	As at March 31, 2024	As at September 30, 2023
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $44,008 ($44,867 as at September 30, 2023)	649,851	534,321

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $53,283 ($49,991 as at September 30, 2023)	(355,268)	(325,649)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $2,181 ($1,754 as at September 30, 2023)	14,742	13,541

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $3,794 ($3,953 as at September 30, 2023)	10,924	11,524

Net unrealized losses on financial assets at fair value through other comprehensive income, net of accumulated income tax recovery of $594 ($1,189 as at September 30, 2023)	(1,542)	(3,412)

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $21,526 ($25,173 as at September 30, 2023)	(61,253)	(71,350)

	257,454	158,975

For the six months ended March 31, 2024, $7,556,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $2,663,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($7,738,000, net of income tax expense of $2,714,000, were reclassified for the six months ended March 31, 2023).

For the six months ended March 31, 2024, $2,978,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $455,000, were also reclassified in the consolidated statements of earnings ($6,362,000, net of income tax expense of $972,000, were reclassified for the six months ended March 31, 2023).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share

a)	Capital stock

Class A subordinate voting shares			Class B shares (multiple voting)		Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2023	206,714,497	1,440,286	26,445,706	36,894	233,160,203	1,477,180

Release of shares held in trusts[1]	—	13,143	—	—	—	13,143

Purchased and held in trusts[1]	—	(66,847)	—	—	—	(66,847)

Issued upon exercise of stock options[2]	877,466	61,853	—	—	877,466	61,853

Purchased and cancelled[3]	(2,684,980)	(13,446)	—	—	(2,684,980)	(13,446)

Conversion of shares[4]	1,422,948	1,985	(1,422,948)	(1,985)	—	—
As at March 31, 2024	206,329,931	1,436,974	25,022,758	34,909	231,352,689	1,471,883

[1]

During the six months ended March 31, 2024, 160,337 shares held in trust were released (170,088 during the six months ended March 31, 2023) with a recorded value of $13,143,000 ($13,522,000 during the six months ended March 31, 2023) that was removed from contributed surplus.

During the six months ended March 31, 2024, the Company settled the withholding tax obligations of the employees under the performance share unit (PSU) plans for a cash payment of $14,268,000 ($13,684,000 during the six months ended March 31, 2023).

During the six months ended March 31, 2024, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 463,364 Class A subordinate voting shares of the Company on the open market (640,052 during the six months ended March 31, 2023) for a cash consideration of $66,847,000 ($74,455,000 during the six months ended March 31, 2023).

As at March 31, 2024, 2,612,770 Class A subordinate voting shares were held in trusts under the PSU plans (2,311,673 as at March 31, 2023 and 2,309,743 as at September 30, 2023).

[2]

The carrying value of Class A subordinate voting shares includes $10,208,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the six months ended March 31, 2024 ($11,701,000 during the six months ended March 31, 2023).

[3]

On January 30, 2024, the Company’s Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (TSX) for the renewal of its Normal Course Issuer Bid (NCIB) which allows for the purchase for cancellation of up to 20,457,737 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares were available for purchase for cancellation commencing on February 6, 2024 until no later than February 5, 2025, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

On February 23, 2024, the Company entered into a private agreement with the Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, to purchase for cancellation 1,674,930 Class A subordinate voting shares under its current NCIB for a total cash consideration of $250,000,000 excluding transaction costs of $370,000 which were paid subsequent to March 31, 2024. The excess of the purchase price over the carrying value in the amount of $244,821,000 was charged to retained earnings. The 1,674,930 Class A subordinate voting shares purchased for cancellation on February 23, 2024 included 1,266,366 Class B shares (multiple voting) converted into Class A subordinate voting shares on February 23, 2024, by a holding company wholly-owned by the Founder and Executive Chairman of the Board of the Company. The repurchase transaction was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the six months ended March 31, 2024, the Company purchased for cancellation 1,008,500 Class A subordinate voting shares under its previous and current NCIB for a total cash consideration of $136,928,000 (nil during the six months ended March 31, 2023). The excess of the purchase price over the carrying value in the amount of $128,661,000 was charged to retained earnings (nil during the six months ended March 31, 2023). Of the purchased Class A subordinate voting shares, 67,000 Class A subordinate shares with a carrying value of $563,000 and a purchase value of $9,990,000 were held by the Company and were paid and cancelled subsequent to March 31, 2024.

During the three months ended March 31, 2023, the Company purchased for cancellation 3,344,996 Class A subordinate voting shares under its previous NCIB from the Caisse de dépôt et placement du Québec for a total cash consideration of $400,000,000. The excess of the purchase price over the carrying value in the amount of $361,791,000 was charged to retained earnings. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and was considered within the annual aggregate limit that the Company is entitled to purchase under its previous NCIB.

During the six months ended March 31, 2024, the Company paid for and cancelled 68,550 Class A subordinate voting shares under its previous NCIB, with a carrying value of $558,000 and for a total consideration of $9,177,000, which were purchased but were neither paid nor cancelled as at September 30, 2023 (100,100 Class A subordinate voting shares, $778,000 and $10,291,000, respectively, during the six months ended March 31, 2023, which were purchased, or committed to be purchased, but were neither paid nor cancelled as at September 30, 2022).

[4]

During the three months ended March 31, 2024, a holding company wholly-owned by the Founder and Executive Chairman of the Board of the Company converted a total of 1,422,948 Class B shares (multiple voting) into 1,422,948 Class A subordinate voting shares.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Performance share units (PSUs)

During the six months ended March 31, 2024, 796,326 PSUs were granted, 260,196 were exercised and 218,326 were forfeited. The PSUs granted in the period had a weighted average grant date fair value of $137.89 per unit.

ii)	Stock options

During the six months ended March 31, 2024, 877,466 stock options were exercised (Note 5a) and 8,446 were forfeited.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

					Three months ended March 31
	2024			2023
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	426,872	229,602,790	1.86	419,415	235,042,445	1.78

Net effect of dilutive stock options and PSUs[2]		3,661,466			3,462,078

Diluted	426,872	233,264,256	1.83	419,415	238,504,523	1.76

					Six months ended March 31
	2024			2023
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	816,668	229,952,633	3.55	801,794	235,590,459	3.40

Net effect of dilutive stock options and PSUs[2]		3,660,050			3,408,492

Diluted	816,668	233,612,683	3.50	801,794	238,998,951	3.35

[1]

During the three months ended March 31, 2024, 1,808,730 Class A subordinate voting shares purchased for cancellation and 2,612,770 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (3,344,996 and 2,311,673, respectively, during the three months ended March 31, 2023). During the six months ended March 31, 2024, 2,751,980 Class A subordinate voting shares purchased for cancellation and 2,612,770 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (3,445,096 and 2,311,673, respectively, during the six months ended March 31, 2023).

[2]

The calculation of the diluted earnings per share excluded nil stock options for the three and six months ended March 31, 2024 (nil and 13,260, respectively, during the three and six months ended March 31, 2023), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.    Cost optimization program

During the three months ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio.

During the three and six months ended March 31, 2024, the Company recorded $43,401,000 and $91,063,000, respectively, of costs, which includes costs for terminations of employment of $38,347,000 and $69,500,000, respectively, accounted for in severance provisions, and costs of vacating leased premises of $5,054,000 and $21,563,000, respectively.

During the three months ended March 31, 2024, the Company completed its cost optimization program for a total cost of $100,027,000.

7.    Net finance costs

	Three months ended March 31		Six months ended March 31

	2024	2023	2024	2023

	$	$	$	$

Interest on long-term debt	11,437	13,689	24,185	27,694

Interest on lease liabilities	7,281	7,312	14,670	14,473

Net interest costs on net defined benefit obligations or assets	1,996	1,070	3,979	2,161

Other finance costs	988	3,008	3,139	4,057

Finance costs	21,702	25,079	45,973	48,385

Finance income	(14,230)	(9,713)	(31,243)	(14,878)

	7,472	15,366	14,730	33,507

8.    Investments in subsidiaries

a)	Acquisitions and disposals

On October 10, 2023, the Company acquired all of the outstanding units of Momentum Industries Holdings, LLC. (Momentum), for a purchase price of $54,145,000. Momentum is an IT and business consulting firm specializing in digital transformation, data and analytics and managed services, based in the U.S. and headquartered in Miami, Florida. The acquisition is reported under the U.S. Commercial and State Government operating segment. The purchase price is mainly allocated to goodwill that is deductible for tax purposes, and represents the future economic value associated with the acquired workforce and synergies with the Company’s operations, as well as client relationships. The purchase price allocation is preliminary and is expected to be completed as soon as management gathers all the significant information available that is considered necessary in order to finalize this allocation.

This acquisition was made to further expand CGI’s footprint in the region and to complement CGI’s proximity model.

Cash acquired as part of the acquisition represented $5,072,000. As at March 31, 2024, an amount of $2,030,000 of the consideration remains payable.

b)	Business acquisitions realized in the prior fiscal year

In November 2023, the Company paid $2,348,000 related to an acquisition realized in a prior fiscal year.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Investments in subsidiaries (continued)

c)	Acquisition-related and integration costs

During the three and six months ended March 31, 2024, the Company incurred $145,000 and $2,323,000, respectively, of acquisition-related and integration costs. These costs were mainly related to costs of rationalizing the redundancy of employment of $48,000 and $280,000, respectively, and costs of vacating leased premises of nil and $798,000, respectively.

During the three and six months ended March 31, 2023, the Company incurred $20,945,000 and $40,369,000, respectively, of integration costs. These costs were mainly related to costs of rationalizing the redundancy of employment of $8,095,000 and $15,384,000, respectively, and costs of vacating leased premises of $7,774,000 and $9,111,000, respectively.

9.    Supplementary cash flow information

a)	Net change in non-cash working capital items and others is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2024	2023	2024	2023

	$	$	$	$

Accounts receivable	127,660	91,972	23,566	(59,490)

Work in progress	(185,063)	(169,232)	(61,359)	(7,643)

Prepaid expenses and other assets	(15,537)	(981)	16,711	7,491

Long-term financial assets	(5,562)	(3,791)	(18,526)	(5,803)

Accounts payable and accrued liabilities	(26,299)	(122,167)	(26,925)	(113,732)

Accrued compensation and employee-related liabilities	(45,082)	(7,290)	(69,951)	(103,736)

Deferred revenue	156,733	104,789	161,924	199,270

Income taxes	(72,093)	45,541	(60,707)	128,341

Provisions	18,401	793	30,162	(3,726)

Long-term liabilities	1,872	3,040	16,509	12,453

Derivative financial instruments	13	(49)	(79)	(208)

Retirement benefits obligations	3,339	2,546	792	377

	(41,618)	(54,829)	12,117	53,594

b)	Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2024	2023	2024	2023

	$	$	$	$

Interest paid	37,381	47,532	56,043	63,758

Interest received	21,549	25,412	44,358	34,484

Income taxes paid	239,623	131,890	364,876	200,371

c)	Cash and cash equivalents consisted of unrestricted cash as at March 31, 2024 and September 30, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.  Segmented information

The following tables present information on the Company’s operations which are managed through the following nine operating segments: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. Effective October 1, 2023, as part of the cost optimization program, the Company centralized some internal administrative activities under a corporate function, which were previously presented in revenue under the Asia Pacific segment. The Company has restated the Asia Pacific segmented information for the comparative period to conform with this change.

		For the three months ended March 31, 2024
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	682,728	597,772	516,717	496,279	433,101	402,151	217,012	205,813	234,215	(44,974)	3,740,814

Segment earnings before acquisition-related and integration costs, cost optimization program, net finance costs and income tax expense[1]	104,289	79,551	122,032	75,207	48,997	64,458	30,595	30,821	72,505	—	628,455

Acquisition-related and integration costs (Note 8c)											(145)

Cost optimization program (Note 6)											(43,401)

Net finance costs (Note 7)											(7,472)

Earnings before income taxes											577,437

[1]

Total amortization and depreciation of $142,228,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $17,267,000, $30,436,000, $15,361,000, $17,680,000, $24,483,000, $11,296,000, $9,175,000, $9,168,000 and $7,362,000, respectively, for the three months ended March 31, 2024. Amortization includes an impairment in U.S. Commercial and State Government segment of $7,926,000 related to a business solution. This asset was no longer expected to generate future economic benefits.

				For the three months ended March 31, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	714,474	574,887	530,143	489,025	441,875	368,329	220,646	197,105	225,816	(46,976)	3,715,324

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	119,328	64,135	115,272	71,865	46,500	55,253	31,242	26,376	70,797	—	600,768

Acquisition-related and integration costs (Note 8c)											(20,945)

Net finance costs (Note 7)											(15,366)

Earnings before income taxes											564,457

[1]

Total amortization and depreciation of $128,832,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $24,479,000, $21,101,000, $12,865,000, $13,954,000, $23,831,000, $9,927,000, $9,608,000, $7,814,000 and $5,253,000, respectively, for the three months ended March 31, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

		For the six months ended March 31, 2024
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,335,783	1,156,764	1,015,921	979,517	855,095	773,468	435,900	410,293	467,525	(86,482)	7,343,784

Segment earnings before acquisition-related and integration costs, cost optimization program, net finance costs and income tax expense[1]	190,959	149,928	242,131	145,145	86,766	127,049	57,620	64,725	148,365	—	1,212,688

Acquisition-related and integration costs (Note 8c)											(2,323)

Cost optimization program (Note 6)											(91,063)

Net finance costs (Note 7)											(14,730)

Earnings before income taxes											1,104,572

[1]

Total amortization and depreciation of $263,722,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $35,539,000, $52,543,000, $29,568,000, $29,552,000, $42,367,000, $22,302,000, $18,830,000, $18,715,000 and $14,306,000, respectively, for the six months ended March 31, 2024. Amortization includes an impairment in U.S. Commercial and State Government segment of $7,926,000 related to a business solution. This asset was no longer expected to generate future economic benefits.

				For the six months ended March 31, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central -East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,342,602	1,140,900	1,036,516	953,054	840,078	698,276	423,904	375,206	443,793	(88,733)	7,165,596

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	196,732	146,417	234,274	145,010	77,607	100,353	60,460	52,242	141,786	—	1,154,881

Acquisition-related and integration costs (Note 8c)											(40,369)

Net finance costs (Note 7)											(33,507)

Earnings before income taxes											1,081,005

[1]

Total amortization and depreciation of $252,885,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $45,040,000, $40,454,000, $26,680,000, $29,910,000, $45,373,000, $19,004,000, $18,581,000, $15,354,000 and $12,489,000, respectively, for the six months ended March 31, 2023.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2023. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2024	2023	2024	2023
	$	$	$	$
Western and Southern Europe

France	593,831	626,666	1,162,041	1,176,608
Spain	29,765	31,195	60,145	59,242
Portugal	30,717	30,273	58,934	57,452

Others	14,712	15,051	30,001	27,292
	669,025	703,185	1,311,121	1,320,594

U.S.[1]	1,152,876	1,116,979	2,250,164	2,185,287

Canada	556,519	570,372	1,100,893	1,120,990

Scandinavia and Central Europe

Germany	248,917	245,649	486,255	453,336
Sweden	180,469	186,796	362,320	364,773

Norway	29,505	34,659	56,889	69,838
	458,891	467,104	905,464	887,947

U.K. and Australia

U.K.	438,081	395,495	842,493	765,439

Australia	17,339	23,072	35,406	44,468
	455,420	418,567	877,899	809,907

Finland, Poland and Baltics

Finland	213,211	217,372	426,687	419,182

Others	17,617	12,394	34,985	21,568
	230,828	229,766	461,672	440,750

Northwest and Central-East Europe

Netherlands	158,711	146,328	315,618	279,600
Denmark	22,967	26,560	44,855	51,315
Czech Republic	18,413	19,071	40,155	35,047

Others	16,275	16,661	31,000	32,535
	216,366	208,620	431,628	398,497

Asia Pacific

Others	889	731	4,943	1,624

	889	731	4,943	1,624

	3,740,814	3,715,324	7,343,784	7,165,596

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $654,239,000 and $498,637,000, respectively, for the three months ended March 31, 2024 ($625,758,000 and $491,221,000, respectively, for the three months ended March 31, 2023). External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,266,129,000 and $984,035,000, respectively, for the six months ended March 31, 2024 ($1,227,830,000 and $957,457,000, respectively, for the six months ended March 31, 2023).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2024	2023	2024	2023
	$	$	$	$

Managed IT and business process services	2,006,851	1,953,326	3,978,695	3,795,528

Business and strategic IT consulting and systems integration services	1,733,963	1,761,998	3,365,089	3,370,068

	3,740,814	3,715,324	7,343,784	7,165,596

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $495,035,000 and 13.2% of revenues for the three months ended March 31, 2024 ($485,526,000 and 13.1% for the three months ended March 31, 2023) and $975,932,000 and 13.3% of revenues for the six months ended March 31, 2024 ($946,021,000 and 13.2% for the six months ended March 31, 2023).

11.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, long-term receivables within long-term financial assets, short-term investments included in funds held for clients, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash, cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the 2014 U.S. Senior Notes, the 2021 U.S. Senior Notes, the 2021 CAD Senior Notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility (repaid in December 2023) and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash, cash equivalents, cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the six months ended March 31, 2024.

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at March 31, 2024		As at September 30, 2023

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

2014 U.S. Senior Notes	Level 2	473,794	470,200	473,808	464,806

2021 U.S. Senior Notes	Level 2	1,343,440	1,182,180	1,342,714	1,132,649

2021 CAD Senior Notes	Level 2	596,899	535,800	596,550	503,984

Other long-term debt	Level 2	3,058	2,817	10,363	9,839

		2,417,191	2,190,997	2,423,435	2,111,278

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

In December 2023, the Company repaid in full the unsecured committed term loan credit facility of U.S. $500,000,000, for a total amount of $670,350,000. The Company also settled the related cross currency swaps with a notional amount of $670,039,000 for a net gain of $18,087,000, for which $311,000 related to the cash flow hedge was recorded in net finance costs and $17,776,000 related to the net investment hedge was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2024	As at September 30, 2023
		$	$
Financial assets
FVTE

Cash and cash equivalents	Level 2	1,266,854	1,568,291

Cash included in funds held for clients	Level 2	300,813	269,792

Deferred compensation plan assets	Level 1	106,552	88,076

		1,674,219	1,926,159
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		32,167	83,626

Foreign currency forward contracts		9,947	12,505

Long-term derivative financial instruments	Level 2

Cross-currency swaps		7,502	16,130

Foreign currency forward contracts		6,507	5,875

		56,123	118,136
FVOCI

Short-term investments included in current financial assets	Level 2	6,143	7,332

Long-term bonds included in funds held for clients	Level 2	114,706	138,935

Long-term investments	Level 2	19,390	17,113

		140,239	163,380
Financial liabilities
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		2,233	2,183

Foreign currency forward contracts		2,464	2,330

Long-term derivative financial instruments	Level 2

Foreign currency forward contracts		2,208	1,700

		6,905	6,213

There were no transfers between Level 1 and Level 2 during the six months ended March 31, 2024.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2024 and 2023	18